SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2012

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

A press release regarding departure of an independent director of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on February 22, 2012.

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Announces Departure of Independent Director

BEIJING, February 22, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that Mr. Claude Leglise has resigned his position as Independent Director for personal reasons, effective February 20, 2012.

“It had been a great pleasure to work with Mr. Leglise, and we appreciate his contributions to Camelot during his tenure with us,” stated Mr. Simon Ma, Camelot’s Chairman and CEO. The Company has begun the process of searching a qualified replacement for Mr. Leglise and will announce the new director when he or she has been appointed.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
	Name:	Yiming MA
	Title:	Chief Executive Officer

Date: February 23, 2012